UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	March 2013
Commission File Number	333-183376

Xtra-Gold Resources Corp.

(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibit	Description of Exhibit

99.1	Revised News Release dated March 4, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 5, 2013	XTRA-GOLD RESOURCES CORP.
(Registrant)

	/s/	Paul Zyla
	By:	Paul Zyla,
Principal Executive Officer